Exhibit 12.1

Senior Housing Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Net income	$31,775	$29,984	$116,485	$109,715	$106,511	$85,303	$66,101
Fixed charges	22,746	18,414	80,017	56,404	40,154	37,755	47,020
Adjusted earnings	$54,521	$49,398	$196,502	$166,119	$146,665	$123,058	$113,121

Fixed charges:
Interest expense	$22,746	$18,414	$80,017	$56,404	$40,154	$37,755	$47,020
Ratio of earnings to fixed charges	2.4x	2.6x	2.5x	2.9x	3.7x	3.3x	2.4x